FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of May 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒   No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

For immediate release:	Wednesday, May 2, 2007

AMCOR ANNOUNCES PLANS TO DELIST FROM NASDAQ AND DEREGISTER FROM SEC

Amcor Limited announced today that it intends to voluntarily withdraw its American Depositary Receipts (ADRs) from listing on The NASDAQ Stock Market LLC and to deregister its ADRs and its ordinary shares under the U.S. Securities Exchange Act after the recently adopted deregistration rules of the U.S. Securities and Exchange Commission (SEC) become effective on June 4, 2007.

Amcor expects to file a Form 25 with the SEC in early June 2007 to effect the delisting.  The NASDAQ Stock Market will suspend trading in the ADRs, each representing four Amcor ordinary shares, ten days after the de-listing application is filed.

Simultaneously with the filing of its application to delist, Amcor plans to apply to the SEC to terminate the registration of the ADRs and the ordinary shares under the Exchange Act.  Upon the delisting, Amcor’s obligations to file reports with the SEC will immediately be suspended.  Amcor expects that the deregistration of its ADRs and its ordinary shares will become effective and Amcor’s Exchange Act reporting obligations will be terminated 90 days after the filing with the SEC.

“The Board of Directors determined to take this action based on several factors, including the ongoing expense of preparing additional periodic reports for filing with the SEC and the substantial increase in costs to meet the requirements of the Sarbanes-Oxley Act,” stated Ken MacKenzie, Amcor’s Managing Director and CEO.

In view of Amcor’s adoption of the Australian equivalents of the International Financial Reporting Standards, the cost of preparation of similar US GAAP accounting reports is no longer warranted.  Amcor will continue to make its annual and interim reports and press releases available on its website www.amcor.com.

Amcor expects to continue to provide a level one ADR facility in the U.S. for the foreseeable future, and expects that the ADRs will be traded in the U.S. over-the-counter market.  Amcor has not arranged for the listing of its shares or ADRs on any other national securities exchange in the U.S. or for their quotation in any quotation medium.  Amcor’s ordinary shares will remain listed on the Australian Securities Exchange.

Turnover of Amcor ADRs on NASDAQ has constituted approximately 4% of global turnover of Amcor’s equity over the past 12 months with the remaining 96% of turnover occurring on the Australian Securities Exchange.

ENDS

For further information, please contact:

John Murray

Executive General Manager Corporate Affairs

Amcor Limited

Phone: +61 3 9226 9005

Amcor Limited

ABN 62 000 017 372
679 Victoria Street

Abbotsford Victoria  3067  Australia

Tel: 61 3 9226 9000  Fax: 61 3 9226 6500

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)
Date 2 May 2007
By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel